T. Rowe Price Financial Services Fund, Inc.

1) The following has been added to the types of securities in which the fund may invest:

Debt Instruments

From time to time, the fund may invest in bonds and debt securities of any type, including municipal securities, without restrictions on quality or rating. Investments in a company also may be made through a privately negotiated note or loan, including loan assignments and participations. These investments will be made in companies, municipalities, or entities that meet fund investment criteria.

Such investments may have a fixed, variable, or floating interest rate. The price of a bond or fixed-rate debt security usually fluctuates with changes in interest rates, generally rising when interest rates fall and falling when interest rates rise.

Investments involving below investment-grade issuers or borrowers can be more volatile and have greater risk of default than investment-grade bonds. Certain of these investments may be illiquid and holding a loan could expose the fund to the risks of being a direct lender.

Operating policy Fund investments in noninvestment-grade debt securities (“junk bonds”) and loans are limited to 10% of total assets. Fund investments in convertible securities are not subject to this limit.

2) The following disclosure has been added as a type of municipal security in which the funds may invest:

 Build America Bonds The American Recovery and Reinvestment Act of 2009 created Build America Bonds, which allow state and local governments to issue taxable bonds in 2009 and 2010 to finance any capital expenditures for which they otherwise could issue tax-exempt governmental bonds. State and local governments receive a federal subsidy payment for a portion of their borrowing costs on these bonds equal to 35% of the total coupon interest paid to investors. The municipality can elect to either take the federal subsidy or it can pass a 35% tax credit along to bondholders. Investments in these bonds will result in taxable interest income and the funds may elect to pass through to shareholders the corresponding tax credits. The tax credits can generally be used to offset federal income taxes and the alternative minimum tax, but those tax credits are generally not refundable.